                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                        Form 40-F
                      -------                               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                       No    V
                -------                                  -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
                           For the month of June 2005

This is to report 1) the changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2005.

1) The changes in the shareholdings of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:


|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|                                   |                                       |  NUMBER OF SHARES  | NUMBER OF SHARES  |             |
|                                   |                                       |     HELD AS OF     |   HELD AS OF      |             |
|         TITLE                     |                NAME                   |    MAY 31, 2005    |  JUNE 30, 2005    |    CHANGES  |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Chairman & CEO                     | Morris Chang                          |    122,793,152     |   132,082,772     |   9,289,620 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Director & Supervisor              | Koninklijke Philips Electronics N.V.  |  2,576,997,318     | 2,705,839,885     | 128,842,567 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Director & Supervisor              | The Development Fund                  |  1,716,683,170     | 1,802,512,466     |  85,829,296 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Director & Deputy CEO              | F. C. Tseng                           |     40,041,167     |    43,977,891     |   3,936,724 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Director                           | Stan Shih                             |      1,348,371     |     1,415,785     |      67,414 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Director, President & COO          | Rick Tsai                             |     23,980,273     |    26,963,795     |   2,983,522 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Senior Vice President              | S.Y. Chiang                           |     11,688,391     |    11,271,306     |    -417,085 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Senior Vice President              | Kenneth Kin                           |      2,411,256     |     4,054,860     |   1,643,604 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Senior Vice President              | Stephen T. Tso                        |     11,843,489     |    13,640,380     |   1,796,891 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | C. C. Wei                             |      4,606,702     |     6,000,079     |   1,393,377 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Mark Liu                              |      8,937,631     |    10,607,792     |   1,670,161 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Genda Hu                              |      1,910,879     |     2,921,824     |   1,010,945 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | J. B. Chen                            |      6,251,916     |     7,513,645     |   1,261,729 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Ping Yang                             |      4,709,686     |     5,920,085     |   1,210,399 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | M. C. Tzeng                           |      4,756,521     |     5,813,601     |   1,057,080 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President & General Counsel   | Richard Thurston                      |      1,432,094     |     2,542,211     |   1,110,117 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Chiam Wu                              |      1,281,909     |     1,945,464     |     663,555 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President & CFO               | Lora Ho                               |      2,750,487     |     3,822,392     |   1,071,905 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | P. H. Chang                           |      1,103,349     |     1,832,910     |     729,561 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Wei Jen Lo                            |        260,000     |       742,552     |     482,552 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Vice President                     | Jason Chen                            |              0     |       400,000     |     400,000 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Senior Director                    | L.C. Tu                               |      7,369,026     |     8,241,827     |     872,801 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|
|Senior Director                    | Jan Kees van Vliet                    |        688,015     |     1,204,639     |     516,624 |
|-----------------------------------|---------------------------------------|--------------------|-------------------|-------------|

2) The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

3)   The acquisition of assets:

|-------------------------------------------------------------|----------------|
|         DESCRIPTION OF ASSETS                               |  PURCHASE PRICE|
|-------------------------------------------------------------|----------------|
|Machinery Equipment                                          |NT$1,417,900,068|
|-------------------------------------------------------------|----------------|
|Corporate Bonds                                              |   US$34,123,760|
|-------------------------------------------------------------|----------------|

4)   The disposition of assets :

|-------------------------------------------------------------|----------------|
|          DESCRIPTION OF ASSETS                              |    SELL PRICE  |
|-------------------------------------------------------------|----------------|

|INVESCO Bond Fund                                            |  NT$350,000,000|
|-------------------------------------------------------------|----------------|

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Taiwan Semiconductor Manufacturing Company Ltd.



Date: July 25, 2005              By /s/ Lora Ho
                                   ---------------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer